Filed Pursuant To Rule 433

Registration No. 333-254134

January 23, 2024

Blockworks

As bitcoin ETFs continue fight for assets, here’s where they all stand

Ten spot bitcoin ETFs launched on Jan. 11.

Eight days later, two funds have distinguished themselves in terms of net inflows: BlackRock’s iShares Bitcoin Trust (IBIT) and Fidelity Investments’ Wise Origin Bitcoin Fund (FBTC).

While the BlackRock offering reached $1 billion in assets after four days trading, Fidelity’s fund hit the milestone on its fifth trading day.

IBIT and FBTC had about $1.2 billion and nearly $1.1 billion in net inflows, respectively, after Thursday, according to Bloomberg Intelligence data. The two funds each have more than $2 billion in trading volumes since launching.

Yahoo Finance data indicated IBIT saw an additional $430 million or so in trading volumes on Friday, while Fidelity’s fund hit Friday trading volumes totaling roughly $415 million.

“This is just the beginning,” BlackRock digital assets head Robert Mitchnick told Blockworks in an email. “We have a long-term commitment focused on providing investors access to an iShares quality ETF.”

Bitwise’s spot bitcoin ETF was closing in on $400 million of inflows entering Friday, while a product by Ark and 21Shares had eclipsed inflows of $300 million.

The Invesco Galaxy Bitcoin ETF (BTCO) had roughly $190 million of assets after five days on the market.

Net inflows for a fund by crypto specialist Valkyrie have so far edged those seen by a product from traditional finance giant Franklin Templeton. VanEck and WisdomTree have seen the lowest levels of inflows thus far.

Outflows, lack of traction, pending spot exposure…oh my

Grayscale Investments’ Bitcoin Trust ETF (GBTC) has seen about $2.2 billion of outflows so far, the Bloomberg Intelligence data indicates.

GBTC — prior to converting to an ETF — was an investment vehicle launched in 2013. It had about $28 billion in assets upon the conversion.

But that level has come down amid outflows — a scenario various industry watchers foresaw given GBTC’s 1.5% fee, which is well above the other ETFs with fees between 0.19% and 0.39%.

John Hoffman, Grayscale’s managing director of sales and distribution, called GBTC a “leading risk transfer vehicle” that has dominated spot bitcoin ETF volumes. The fund’s trading volumes totaled roughly $7.7 billion after five days trading. This accounted for more than half the volumes seen for such ETFs.

“Broadly speaking, large capital markets ETFs are used in a variety of investing strategies, and we anticipate GBTC’s diverse shareholder base will continue to deploy strategies that impact inflows and outflows,” he told Blockworks.

While some firms have seen heavy inflows and outflows, WisdomTree is a rare case that has seen almost no flows.

The fund manager, which manages about $100 billion in assets, launched a “blockchain-native” app last year where consumers can buy and sell bitcoin and ether.

But its standing in the segment has not yet attracted investor capital to its bitcoin ETF. Its $15 million in trading volumes and $2.6 million in flows through Thursday rank last among the 10 US spot bitcoin ETFs, according to Bloomberg Intelligence.

Jarrett Lilien, WisdomTree’s president and chief operating officer, noted that some issuers had guaranteed initial flows from “their own discretionary allocations or from their captive distribution.”

“We would hope to take in a greater share of industry inflows into bitcoin ETFs through BTCW going forward,” Lilien added.

“The wealth management channel — our primary distribution channel for US ETFs — has barely begun to allocate to bitcoin, and we expect to work with and educate our partners on our product and the asset class over time.”

Brazil-based Hashdex has not yet reached the starting gate when it comes to offering spot bitcoin ETF exposure.

The asset manager filed in August to modify its Bitcoin Futures ETF (DEFI) to a new fund — the Hashdex Bitcoin ETF — that holds bitcoin directly.

It appears the US Securities and Exchange Commission is still reviewing the proposed investment strategy change.

A Hashdex spokesperson has declined to comment further.

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The WisdomTree Bitcoin Fund has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the WisdomTree Bitcoin Fund has filed with the SEC for more complete information about the WisdomTree Bitcoin Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by visiting the fund detail page. Alternatively, the WisdomTree Bitcoin Fund will arrange to send you the prospectus if you request it by calling toll free at 1-866-909-9473.